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                                [PENNZOIL LOGO]
                             [PENNZOIL LETTERHEAD]
                          [PENNZOIL COMPANY NEWS LOGO]

FOR IMMEDIATE RELEASE

Contacts:
Robert Harper                                   Joele Frank/Brian Faw
Corporate Communications                        Abernathy MacGregor Group
713/546-8536                                    212/371-5999

            COURT ORDERS EXPEDITED DISCOVERY IN CASE AGAINST UPR AND
              SMITH BARNEY ALLEGING MISUSE OF "INSIDE" INFORMATION

HOUSTON (Oct. 22, 1997) -- Pennzoil Company (NYSE:PZL) announced today that in response to a request by Pennzoil, the United States District Court for the Northern District of Texas, Ft. Worth Division, entered a scheduling order "to ensure that the case is expeditiously prepared for trial." The case involves claims by Pennzoil that Union Pacific Resources Group Inc. (NYSE:UPR) and Smith Barney, Inc., have violated federal securities laws and breached contractual obligations by misusing "inside" information obtained from Pennzoil in connection with the tender offer begun by UPR in June. The Court has ordered that discovery be completed in the case by February 5, in just over 90 days, and that the lead lawyers attend a trial setting conference near the February 5 discovery cut-off date, at which time the Court will fix the trial date. The Court also set a number of intermediate dates to advance the case for trial expeditiously.

A Pennzoil spokesman said, "Pennzoil is extremely pleased to have an early opportunity to try these critical claims against UPR and Smith Barney regarding the tender offer. This case is not -- as UPR has sought to downplay it in the media -- a 'sideshow'. It obviously involves very serious claims which the Court has now ordered be quickly prepared for trial."

Pennzoil seeks to have the tender offer permanently enjoined as a consequence of the claimed violations.

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil for the past 11 years, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.


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